Exhibit 99.1

(English Translation)

June 28, 2018

TO OUR SHAREHOLDERS:

Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi, Chiyoda-ku, Tokyo,
Japan

NOTICE OF RESOLUTIONS

AT THE 26TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 26th ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects reported:

1.	Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 26th term (from April 1, 2017 to March 31, 2018)
2.	Non-consolidated financial statements for the 26th term (from April 1, 2017 to March 31, 2018)
The contents of the above two items were reported.

Subjects resolved:
Item 1: Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1.	Type of dividend property Cash
2.	Matters concerning allocation and total amount of dividend property JPY13.50 per share of common stock The total amount of dividend: JPY 608,349,029
3.	Effective date of dividend payment June 29, 2018

Item 2: Election of five (5) Directors
This item was resolved as originally proposed.
The re-election of the following four (4) Directors was resolved, Takeshi Kikuchi, Akihisa Watai, Yasuro Tanahashi and Shingo Oda.
The election of the following one (1) new Director was resolved, Shinobu Umino.

Item 3: Election of One (1) Company Auditor
This item was resolved as originally proposed.
The election of the following one (1) new Company Auditor was resolved, Masako Tanaka.

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